UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 12, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC 20036

(Address of principal executive offices)                     (ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1 of 5

Item 9.             Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment –1575 Lafayette Denver LLC

On May 12, 2016, we directly acquired ownership of a “majority-owned subsidiary”, 1575 Lafayette Denver LLC (the “Heartwood Lafayette Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $1,600,000, which is the initial stated value of our equity interest in the Heartwood Lafayette Controlled Subsidiary (the “Heartwood Lafayette Investment”). The Heartwood Lafayette Controlled Subsidiary is expected to use the proceeds to continue the acquisition and renovation of a 41-unit multifamily building located at 1575 Lafayette Street, Denver, CO 80218 (the “Heartwood Lafayette Property”). The Heartwood Lafayette Controlled Subsidiary intends to take out the Heartwood Lafayette Investment via refinancing or sale by May 2021.

The Heartwood Lafayette Controlled Subsidiary is managed by the principals of Heartwood Capital, LLC (“Heartwood”). Heartwood is a fully-integrated real estate investment, property management, and construction firm focused on the multifamily industry in select US markets. They focus on sub 50 unit value-add properties. The have purchased 11 assets (217 units) since 2001. The Heartwood Lafayette Property will be their largest acquisition to date.

Pursuant to the agreements governing the Heartwood Lafayette Investment (the “Heartwood Lafayette Operative Agreements”), our consent is required for all major decisions regarding the Heartwood Lafayette Property. In addition, pursuant to the Heartwood Lafayette Operative Agreements we are entitled to receive a 14.0% per annum economic return on our Heartwood Lafayette Investment, paid current on a quarterly basis until the Heartwood Lafayette Investment is redeemed. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the Heartwood Lafayette Investment, as well as a approximately $20,000 in due diligence fees and third party reimbursements, paid directly by the Heartwood Lafayette Controlled Subsidiary.

The Heartwood Lafayette Controlled Subsidiary is required to redeem our Heartwood Lafayette Investment by May 12, 2021 (the “Heartwood Lafayette Redemption Date”); provided, that, the Heartwood Lafayette Controlled Subsidiary has the ability to extend the Heartwood Lafayette Redemption Date through one (1) twelve (12) month extension. To exercise each such extension and avoid default under the Heartwood Lafayette Operative Agreements, the Heartwood Lafayette Controlled Subsidiary is required to pay us an extension fee 1% of the outstanding stated value of the Heartwood Lafayette Investment. During the extension period, the per annum economic return on the Investment will increase to 15.0% per annum. In the event that the Heartwood Lafayette Investment is not redeemed by the Heartwood Lafayette Redemption Date (after giving effect to any applicable extensions), pursuant to the Heartwood Lafayette Operative Agreements, we have the right, in our discretion, to force the sale of the Heartwood Lafayette Property outright. The Heartwood Lafayette Controlled Subsidiary may redeem our Heartwood Lafayette Investment in whole or in part without penalty during the term of the Heartwood Lafayette Investment.

Concurrent with the closing of the Heartwood Lafayette Investment, the Heartwood Lafayette Controlled Subsidiary closed on the acquisition of the Heartwood Lafayette Property, for a purchase price of approximately $6,450,000, which included a senior secured loan by TCF National Bank with a projected unpaid balance of $3,715,000 (the “Heartwood TCF Senior Loan”), with a maturity date of May 12, 2021. Aggregate with the senior debt totaling approximately $5,315,000, the Heartwood Lafayette Investment of $1,600,000 features an aggregate LTV of approximately 82.4%, based on the purchase price of approximately $6,450,000, with approximately $1,135,000 of equity junior to the Heartwood Lafayette Investment at closing. The combined LTV ratio is the amount of the Heartwood TCF Senior Loan plus the amount of the Heartwood Lafayette Investment, divided by the purchase price of the Heartwood Lafayette Property.

2 of 5

The Heartwood Lafayette Property is a masonry-constructed, interior accessed, 41-unit apartment property located at 1565-1575 Lafayette Street & 1222 East 16th Avenue. The Heartwood Lafayette Property consists of one building, with three separately addressed entrances, and contains 25,584 square feet of rentable area on three above-grade levels and a garden-level. The property was originally constructed in 1909 and is situated on a 12,500 square foot (0.29 acre) site located at the southwest corner of Lafayette Street & East 16th Avenue, within the City and County of Denver, Colorado. The Heartwood Lafayette Property is located on one parcel of land. The building contains 9 studio units, 23 one-bedroom/one-bathroom units, 6 two-bedroom/one-bathroom units, 3 three-bedroom/one-bathroom units and a common laundry room. The Heartwood Lafayette Property has 3 off-street parking spaces located in an asphalt paved parking lot on the west elevation of the subject site. Heartwood plans to renovate the interior and exterior of the Heartwood Lafayette Property with an $885,000 reserve from the Heartwood TCF Senior Loan and increase rents. This development plan is appropriate given the 8.0% annual rent growth and 4.5% vacancy reported in 1Q16 by Marcus and Millichap. After completing their value-add plan, Heartwood will likely sell the Heartwood Lafayette Property, but may choose to refinance.

The Denver MSA is 8,346 square miles in size, and is the 21st most populous metropolitan area in the nation. The area is located along the Front Range of Colorado, between the Rocky Mountains to the west and the High Plains to the east. Downtown Denver is at an elevation of 5,280 feet above sea level (thus giving the city the name the “mile high city”).

The Denver MSA is referred to in the business world as a “tech and energy” market. Denver holds this label due to its position as the third-largest high-tech employment market and the surging energy market – both in fossil fuels, as is evident by the ever-increasing number of oil and gas companies choosing the Denver MSA as their headquarters, and in renewable energy with the nations’ primary renewable energy laboratory within the metro boundaries.

Revised Redemption Plan

On May 12, 2016, the Company adopted a revised redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor the Company’s sponsor receives any economic benefit as a result of the discounted redemption price through year 5.

The following is a summary of the material terms of the revised redemption plan.

SUMMARY OF REDEMPTION PLAN
	Introductory Period	Post-Introductory Period
Duration	First 90 days after purchase	90+ days after purchase
Redemption Price	100% of purchase price less distributions paid and distributions declared and to be paid less third-party costs	97-100% of NAV depending on hold time (no reduction for distributions) less third-party costs
Timing to submit request	At least 15 days prior to the end of each quarter	At least 15 days prior to the end of each quarter
Frequency	Quarterly	Quarterly
Priority	First Priority	Second Priority
Minimum Amount of Shares Redeemed	None.	25% of shareholder’s shares
Maximum Amount of Shares Redeemed	1,000	No Limit

3 of 5

A fuller description of the Company’s revised redemption plan may be found in Supplement No. 7, dated May 17, 2016 (as filed with the Securities and Exchange Commission on May 17, 2016), to the Company’s Offering Circular.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated January 5, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

4 of 5

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: May 17, 2016

5 of 5